Exhibit 2.6

Execution Copy

Second Supplemental Indenture

Dated as of November 19, 2003

CORPORACIÓN INTERAMERICANA DE BEBIDAS, S.A. de C.V.

AS ISSUER

AND

COCA-COLA FEMSA, S.A. de C.V. AS GUARANTOR

AND

JPMORGAN CHASE BANK AS TRUSTEE

$300,000,000

7¼% SENIOR NOTES DUE 2009

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of November 19, 2003, is among CORPORACIÓN INTERAMERICANA DE BEBIDAS, S.A. de C.V., a Mexican corporation (formerly Panamerican Beverages, Inc.) (the “Company”), COCA-COLA FEMSA, S.A. de C.V., a Mexican Corporation (the “Parent Guarantor”), and JPMORGAN CHASE BANK, a New York banking corporation, as trustee (the “Trustee”).

RECITALS OF THE COMPANY AND THE PARENT GUARANTOR

WHEREAS, the Company has issued an aggregate principal amount of $300,000,000 of its 7¼% Senior Notes due 2009 (the “Notes”) pursuant to an indenture dated as of July 11, 1997, between the Company and the Trustee, as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of October 15, 2003 among the Company, the Trustee and the Parent Guarantor (as supplemented, the “Indenture”);

WHEREAS, pursuant to Section 9.02 of the Indenture, the Company and the Trustee may, with the written consent of the Holders of at least a majority in aggregate principal amount of outstanding Notes, enter into a supplemental indenture to amend or supplement the Indenture;

WHEREAS, as of the date hereof, an aggregate principal amount of $290,000,000 remains outstanding;

WHEREAS, as of November 18, 2003, the Holders of at least a majority in aggregate principal amount of outstanding Notes gave their written consent to the Proposed Amendment to the Indenture set forth in the Company’s Consent Solicitation Statement dated as of October 31, 2003, and

WHEREAS, all things necessary for the execution of this Second Supplemental Indenture and to make this Second Supplemental Indenture a valid and binding agreement of the Company and the Parent Guarantor have been done.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

RATIFICATION

SECTION 1.01. Second Supplemental Indenture. This Second Supplemental Indenture is supplemental to, and is entered into in accordance with Section 9.02 of, the Indenture, and except as modified, amended and supplemented by this Second Supplemental Indenture, the provisions of the Indenture are in all respects ratified and confirmed and shall remain in full force and effect.

SECTION 1.02. Definitions. Unless the context shall otherwise require, all terms which are defined in Sections 1.01 and 1.02 of the Indenture and in Section 1.02 of the First Supplemental Indenture shall have the same meanings, respectively, in this Second Supplemental Indenture as set forth therein. In addition, for purposes of this Second Supplemental Indenture the following terms shall have the respective meanings assigned them below:

“Company” shall have the meaning set forth in the preamble.

“First Supplemental Indenture” shall have the meaning set forth in the recitals.

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“Indenture” shall have the meaning set forth in the recitals.

“Notes” shall have the meaning set forth in the recitals.

“Parent Guarantor” shall have the meaning set forth in the preamble.

“Trustee” shall have the meaning set forth in the preamble.

ARTICLE 2

COVENANT

SECTION 2.01. Reports. Section 4.02 of the Indenture is hereby replaced in its entirety with the following:

“SECTION 4.02. Reports. The Parent Guarantor shall:

(a) file with the Trustee, within 15 days after the Parent Guarantor files or furnishes the same with or to the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe), which the Parent Guarantor is required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Parent Guarantor is not required to file or furnish information, documents or reports pursuant to either of said sections, then it will file with or furnish to the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security of a “foreign private issuer” (as defined in Rule 3b-4 under the Exchange Act) listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations; and

(b) upon the written request of any Holder, promptly supply copies of such annual reports, information, documents and other reports to any such Person.”

ARTICLE 3

MISCELLANEOUS

SECTION 3.01. No Recourse Against Others. No past, present or future director, officer employee, direct or indirect shareholder or incorporator or Affiliate of the Parent Guarantor, as such, shall have any liability for any obligation of the Parent Guarantor under this Second Supplemental Indenture or for any claim based on, in respect of, or by reason of, any such obligation or the creation of any such obligation. Each Holder waives and releases such Persons from all such liability.

SECTIONn 3.02. Successors. Except as set forth in Section 3.02 of the First Supplemental Indenture, all agreements of the Parent Guarantor in this Second Supplemental Indenture shall bind any successors of the Parent Guarantor.

SECTION 3.03. Governing Law. The internal laws of the State of New York shall govern this Second Supplemental Indenture, without regard to the conflict of laws provisions thereof.

SECTION 3.04. Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so

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executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 3.05.Incorporation into Indenture. All provisions of this Second Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture; and the Indenture, as amended and supplemented by this Second Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 3.06. Acceptance. The Trustee accepts the Indenture, as supplemented by this Second Supplemental Indenture, and agrees to perform the same upon the terms and conditions set forth therein as so supplemented.

SECTION 3.07. Severability. If any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.08. Headings, Etc. The headings of the Articles and Sections of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered part of this Second Supplemental Indenture, and shall in no way modify or restrict any of the terms or provisions of this Second Supplemental Indenture.

SECTION 3.09. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which are solely made by the Company and the Parent Guarantor.

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IN WITNESS WHEREOF, the parties have caused this Second Supplemental Indenture to be executed as of the date and year first written.

CORPORACIÓN INTERAMERICANA DE BEBIDAS, S.A. de C.V.

By: /s/	HÉCTOR TREVIÑO GUTIÉRREZ
Name:	Héctor Treviño Gutierrez
Title:	Chief Financial and Administrative Officer

COCA-COLA FEMSA, S.A. de C.V., as Parent Guarantor

By: /s/	HÉCTOR TREVIÑO GUTIÉRREZ
Name:	Héctor Treviño Gutierrez
Title:	Chief Financial and Administrative Officer

JPMORGAN CHASE BANK, as Trustee

By: /s/	GLENN W. ANDERSEN
Name:	Glenn W. Andersen
Title:	Vice President

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